UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        EGAIN COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   28225C 10 3
                                   -----------
                                 (CUSIP Number)

                                 August 8, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C 10 3
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

                         Granite Private Equity III, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)   [ ]

      (b)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER             2,104,930 shares
    Number of         ----------------------------------------------------------
     Shares            6    SHARED VOTING POWER           0 shares
  Beneficially        ----------------------------------------------------------
  Owned by Each        7    SOLE DISPOSITIVE POWER        2,104,930 shares
    Reporting         ----------------------------------------------------------
   Person With         8    SHARED DISPOSITIVE POWER      2,104,930 shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          2,104,930 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                       [ ]
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                          5.4%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

                                                          OO

--------------------------------------------------------------------------------

CUSIP No. 28225C 10 3

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

                            Gerry Holding Co. II, LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)   [ ]

      (b)   [ ]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER             2,104,930 shares
    Number of         ----------------------------------------------------------
     Shares            6    SHARED VOTING POWER           0 shares
  Beneficially        ----------------------------------------------------------
  Owned by Each        7    SOLE DISPOSITIVE POWER        2,104,930 shares
    Reporting         ----------------------------------------------------------
   Person With         8    SHARED DISPOSITIVE POWER      2,104,930 shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          2,104,930 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                       [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                          5.4%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

                                                          OO

--------------------------------------------------------------------------------

CUSIP No. 28225C 10 3
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

                                   Alan Gerry

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)   [ ]

      (b)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION                United States

--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER             2,104,930 shares
    Number of         ----------------------------------------------------------
     Shares            6    SHARED VOTING POWER           0 shares
  Beneficially        ----------------------------------------------------------
  Owned by Each        7    SOLE DISPOSITIVE POWER        2,104,930 shares
    Reporting         ----------------------------------------------------------
   Person With         8    SHARED DISPOSITIVE POWER      2,104,930 shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          2,104,930 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                       [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                          5.4%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

                                                          IN

--------------------------------------------------------------------------------

ITEM 1.

      (a)   Name of Issuer:

            eGain Communications Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            624 E. Evelyn, Sunnyvale, California 94086

ITEM 2.

      (a)   Name of Person Filing:

            Granite Private Equity III, LLC
            Gerry Holding Co. II, LLC
            Alan Gerry

      (b)   Address of Principal Business Office, or, if none, Residence:

            The address of the principal business office of Granite Private Equity III, LLC is One Cablevision Center, Liberty, New York 12754.

            The address of the principal business office of Gerry Holding Co. II, LLC is One Cablevision Center, Liberty, New York 12754.

            The address of the principal business office of Alan Gerry is One Cablevision Center, Liberty, New York 12754.

      (c)   Citizenship:

            Granite Private Equity III, LLC is a Delaware limited liability company.

            Gerry Holding Co. II, LLC is a Delaware limited liability company.

            Alan Gerry is a citizen of the United States.

      (d)   Title of Class of Securities:

            Common Stock, par value $.001 per share ("Common Stock")

      (e)   CUSIP Number:

            28225C 10 3

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b)[ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

            (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e)[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

            (f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

            (g)[ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

            (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)[ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:
      -----------------------------------------------------------------------------------------------
                                                Shares of Common Stock       Percentage of Shares of
                                                     Beneficially           Common Stock Beneficially
                                                         Owned                        Owned
                                                ----------------------      -------------------------
      -----------------------------------------------------------------------------------------------
      Granite Private Equity III, LLC              2,104,930 shares                   5.4%
      -----------------------------------------------------------------------------------------------
      Gerry Holding Co. II, LLC                    2,104,930 shares                   5.4%
      -----------------------------------------------------------------------------------------------
      Alan Gerry                                   2,104,930 shares                   5.4%
      -----------------------------------------------------------------------------------------------

      The 2,104,930 shares of Common Stock beneficially owned by Granite Private Equity III, LLC consist of 85 shares of the 6.75% Series A Cumulative Convertible Preferred Stock, par value $.001 per share of the issuer identified in item 1 (the "Preferred Stock"), which are currently convertible into an aggregate of 1,737,430 shares of Common Stock and 367,500 shares of Common Stock, which are issuable pursuant to an immediately exercisable warrant. Each share of Preferred Stock was initially convertible into approximately 10,809 shares of Common Stock (which conversion rate has been adjusted pursuant to and is subject to further adjustment as provided in the issuer's certificate of incorporation). Gerry Holding Co. II, LLC is the managing member of Granite Private Equity III, LLC. As such, Gerry Holding Co. II, LLC could be deemed to be the beneficial owner of the shares of Common Stock held of record by Granite Private Equity III, LLC. Gerry Holding Co. II, LLC disclaims beneficial ownership of such shares of Common Stock held by Granite Private Equity III, LLC. In addition, Alan Gerry is the managing member of Gerry Holding Co. II, LLC, which is the managing member of Granite Private Equity III, LLC. As such, Alan Gerry could be deemed to be the beneficial owner of the shares of Common Stock held of record by Granite Private Equity III, LLC. Alan Gerry disclaims beneficial ownership of such shares of Common Stock held by Granite Private Equity III, LLC.

            (b)   Percent of class:

                  The 2,104,930 shares of Common Stock beneficially owned by Granite Private Equity III, LLC constitute 5.4% of the issued and outstanding shares of Common Stock.

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                        Granite Private Equity III, LLC, through its managing member, Gerry Holding Co. II, LLC, and the managing member of Gerry Holding Co. II, LLC, Alan Gerry, has the sole power to vote or direct the vote of 2,104,930 shares of Common Stock.

                  (ii)  Shared power to vote or to direct the vote: 0 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                        Granite Private Equity III, LLC, through its managing member, Gerry Holding Co. II, LLC, and the managing member of Gerry Holding Co. II, LLC, Alan Gerry, has the sole power to dispose or direct the disposition of 2,104,930 shares of Common Stock.

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0 shares

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

      Not applicable.

ITEM 9. Notice of Dissolution of Group.

      Not applicable.

ITEM 10. Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 2, 2002               GRANITE PRIVATE EQUITY III, LLC

                                     By: Gerry Holding Co. II, LLC, its managing
                                     member

                                     By: /s/ Alan Gerry
                                     ----------------------
                                     Name: Alan Gerry
                                     Title: Managing Member

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 2, 2002               GERRY HOLDING CO. II, LLC

                                     By: /s/ Alan Gerry
                                     ----------------------
                                     Name: Alan Gerry
                                     Title: Managing Member

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 2, 2002               /s/ Alan Gerry
                                     --------------
                                     Alan Gerry

                                                                       Exhibit 1

                             Joint Filing Agreement

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of eGain Communications Corporation dated December 2, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                     GRANITE PRIVATE EQUITY III, LLC

                                     By: Gerry Holding Co. II, LLC, its managing
                                     member

                                     By: /s/ Alan Gerry
                                     ----------------------
                                     Name: Alan Gerry
                                     Title: Managing Member

                                     GERRY HOLDING CO. II, LLC

                                     By: /s/ Alan Gerry
                                     ----------------------
                                     Name: Alan Gerry
                                     Title: Managing Member

                                     /s/ Alan Gerry
                                     --------------
                                     Alan Gerry